UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 May 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

7th May 2015

CRH plc

Annual General Meeting held on Thursday, 7th May 2015

All Resolutions proposed at the Annual General Meeting of the Company held on 7th May 2015 were duly passed, including the following items of special business:

Resolution 11:

"That it is hereby resolved that, in accordance with Article 60(a) of the Articles of Association of the Company and until the Annual General Meeting in 2016, the Directors be authorised to set the notice period required for the convening of extraordinary general meetings at 14 clear days' notice (where such meetings are not convened for the passing of a special resolution), if they consider it to be in the best interest of the Company and its shareholders."

Resolution 12:

"That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2016, this authority shall expire at the close of business on 6 August 2016."

Resolution 13:

"That the Ordinary share capital of the Company be increased to €400,000,000 by the creation of 250,000,000 Ordinary Shares of €0.32 each and the Income share capital of the Company be increased to €25,000,000 by the creation of 250,000,000 Income Shares of €0.02 each, such new shares to rank pari passu in all respects with the existing Ordinary and Income Shares respectively."

Resolution 14:

"That, with effect from the commencement of the Companies Act 2014, the wording in the Memorandum of Association be updated as follows:

(a) by the deletion in Clause 2 of the words "The Company is to be a public limited company" and the substitution therefor of the words "The Company is a public limited company for the purposes of Part 17 of the Companies Act
      2014"; and

(b) by the deletion in Clause 4(21) of the words "section 155 of the Companies Act 1963 and in any statutory modification or re-enactment thereof, or subsidiary (as defined by the said section 155)" and the substitution therefor of the words "the Companies Act 2014 and in any statutory modification or re-enactment thereof, or subsidiary (as defined in the Companies Act 2014)"."

Resolution 15:

"That, with effect from the commencement of the Companies Act 2014, the regulations contained in the document produced to the meeting and signed by the Chairman for the purposes of identification, be and are hereby approved and adopted as the Articles of Association of the Company, in substitution for and to the exclusion of all existing Articles of Association."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 07 May 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director